Stoecklein Law Group, LLP

Practice Limited to Federal Securities

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May 13, 2015

Maryse Mills-Apenteng
Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

Re:           Nuvola, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Response dated March 23, 2015
File No. 333-199794

Dear Maryse Mills-Apenteng,

This correspondence is in response to your letter dated May 11, 2015 in reference to our filing of the Amendment No. 1 to Registration Statement on Form S-1 filed on January 16, 2015 on behalf of Nuvola, Inc. (the “Company”), your file number 333-199794.

We have keyed our responses to your comment items in their original numeric order.

General

1. As a preliminary matter, and as previously conveyed to you, we are unable to concur with your assertion that the spin-off of Nuvola, Inc. met the conditions set forth in Staff Legal Bulletin No. 4 and was not required to be registered under the Securities Act. In this regard, we do not believe that there was a valid business purpose for the spin-off. In addition, while the pending registration statement attempts to register the shares to be distributed in the spin-off, your disclosure indicates that the distribution has already occurred. In this regard, we specifically note your statement that “[o]n November 24, 2014, the Nuvola restricted common stock was distributed to the holders of Bollente Companies common stock as of October 20, 2014.” Given that the shares that are the subject of the pending registration statement have been distributed prior to effectiveness, you may not now register the spin-off. In light of this, it appears that you should consider including a contingent liability in your financial statements. Moreover, prominent risk factor disclosure addressing the potential liabilities and consequences that you and/or Bollente Companies, Inc. may face because the transaction was not registered under the Securities Act appears warranted in applicable future filings. Please confirm your understanding and advise us how you intend to proceed.

Response:  The Company confirms their understanding and intends amend its S-1 to revise its disclosure to make it a selling shareholder S-1 instead of registering the spin-off transaction, include a contingent liability in their financial statements, and include risk factor disclosure addressing the potential liabilities and consequences that the Company and/or Bollente Companies, Inc. may face because the transaction was not registered under the Securities Act. The Company intends to file Amendment No. 2 to S-1 by May 18, 2015.

Nuvola, Inc.
May 13, 2015

In connection with the response to your comments, Nuvola, Inc. acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff Comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions, please do not hesitate to contact me at 619-704-1310.

/s/ Donald J. Stoecklein
Stoecklein Law Group, LLP